Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of December 31, 2011:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.37	56.37	55.63	55.63
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	200,949	0.12	0.12	0.12	0.12
5	Dor J. Segal	Ordinary Shares	900,000	0.55	0.55	0.54	0.54
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.07	0.07
7	Haim Ben-Dor	Unregistered Options	34,800
8	Haim Ben-Dor	Series C Debentures	786,791.70
9	Haim Ben-Dor	Series F Debentures	2,981,684
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.28	0.28
11	Arie Mientkavich	Unregistered Options	35,000
12	Arie Mientkavich	Unregistered Options	400,000
13	Shaiy Pilpel	Unregistered Options	61,100			0.04	0.04
14	Yair Orgler	Unregistered Options	27,600			0.02	0.02
15	Yair Orgler	Series C Debentures	90,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	193,400
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Unregistered Options	26,600			0.02	0.02
20	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.47	0.47
21	Aharon Soffer	Unregistered Options	760,000
22	Aharon Soffer	Phantom Options	24,800
23	Aharon Soffer	Phantom Options	21,700

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
24	Gadi Cunia	Unregistered Options	150,000			0.09	0.09
25	Varda Zuntz	Ordinary Shares	183,362	0.11	0.11	0.19	0.19
26	Varda Zuntz	Unregistered Options	34,300
27	Varda Zuntz	Unregistered Options	100,000
28	Eran Ballan	Unregistered Options	19,234			0.09	0.09
29	Eran Ballan	Unregistered Options	130,000
30	Rami Vaisenberger	Ordinary Shares	22,400	0.01	0.01	0.05	0.05
31	Rami Vaisenberger	Unregistered Options	3,134
32	Rami Vaisenberger	Unregistered Options	50,000

[Changes in holdings during December of 2011]

Name of the Holder: Norstar Holdings Inc. (including its wholly-owned subsidiaries)

Name of the Holder in English as it appears on the Passport: Norstar Holdings Inc.

Holder Number: 2

Type of Holder: Interested Party

Registration Number: 44528798375

Citizenship/Country of Registration or Incorporation: An Overseas Corporation

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 90,415,570.98 ordinary shares

Change in the number of securities: 2,500,000 ordinary shares

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.